SEC 1745 (6-01)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Communications Systems, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

203900105

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203900105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul N. Hanson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 131,730

	6.	Shared Voting Power 307,231

	7.	Sole Dispositive Power 131,730

	8.	Shared Dispositive Power 307,231

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 440,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.29%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Communications Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices 213 South Main Street Hector, Minnesota 55342

Item 2.
	(a)	Name of Person Filing Paul N. Hanson
	(b)	Address of Principal Business Office or, if none, Residence 213 South Main Street Hector, Minnesota 55342
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 203900105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment Company registered under Section 8 of the Investment Company Actof 1940 (15 U.S.C. 80a-8).
	(e)	☐ An Investment Adviser registered under §203 .13d-1(b)(1)(ii)(E);
	(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)
	(g)	☐ A Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of February 14, 2002, the beneficial ownership of shares of the Reporting Person was as follows:

	(a)	Amount beneficially owned: 449,372
	(b)	Percent of class: 5.29%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 131,730
		(ii)	Shared power to vote or to direct the vote 307,231
		(iii)	Sole power to dispose or to direct the disposition of 131,731
		(iv)	Shared power to dispose or to direct the disposition of 307,231

                The shares listed above in Item 4(a) include 73,230 shares owned by Mr. Hanson directly, 58,500 shares issuable upon exercise of options exercisable within 60 days of February 14, 2002, 1,411 shares owned by Mr. Hanson’s spouse, and 290,460 shares owned by the Communications Systems, Inc. Employee Stock Ownership Plan (“CSI ESOP”) of which Mr. Hanson is a co-trustee and 16,771 shares owned by the Hector Communications Corporation Employee Stock Ownership Plan (“Hector ESOP”) in which Mr. Hanson is a co-trustee.  Mr. Hanson disclaims any beneficial ownership of the shares owned by his spouse and the CSI and Hector ESOPs in excess of the shares allocated to his account, which totaled 10,802 shares.

Item 5.  Ownership of Five Percent or less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ]

Not Applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7.           Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.           Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1, attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.           Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the securities reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not Applicable

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002
Date

/s/ Paul N. Hanson
Signature
Paul N. Hanson
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.

(See 18 U.S.C. 1001)